SEC
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FEB 28 2014

Washington DC
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AP
3/12

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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[redacted]

14046754

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65574

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 AND ENDING 12/31/13
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Perigee Securities LP

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1605 Main Street, Suite 709
(No. and Street)

SARASOTA (City) FL (State) 34236 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
George L. Strobel II (941) 955-0929
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WILKINSON + BIDINGER PC
(Name – *if individual, state last, first, middle name*)

1075 KINGWOOD DRIVE #205 (Address) KINGWOOD (City) TX (State) 77339 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

WP
3/18

OATH OR AFFIRMATION

I, George L. Strobel II, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Perigee Securities, LP, as of December 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Notary Public State of Florida
Tabitha Stone
My Commission EE144355
Expires 11/07/2015

Notary Public

Signature

Principal
Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☑ (o) INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PERIGEE SECURITIES, LP

FINANCIAL STATEMENTS
AND INDEPENDENT AUDITORS' REPORT

December 31, 2013 and 2012

WILKINSON & BIDINGER, P.C.
1075 Kingwood Drive, #205, Kingwood, Texas 77339
Ph: 281-359-0050 * Fax: 281-359-0033

Independent Auditor's Report

To the Members
Perigee Securities, LP

Report on the Financial Statements

We have audited the accompanying statements of financial condition of Perigee Securities, LP as of December 31, 2013 and 2012, and the related statements of income, changes in partners' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Perigee Securities, LP, as of December 31, 2013 and 2012, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedules I, II, III, and IV is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules I, II, III, and IV has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules I, II, III, and IV is fairly stated in all material respects in relation to the financial statements as a whole.

Wilkinson & Bidinger, P.C.

Wilkinson & Bidinger, P.C.
Kingwood, Texas
February 24, 2014

Perigee Securities, LP

STATEMENTS OF FINANCIAL POSITION

December 31,

ASSETS	2013	2012
CURRENT ASSETS:		
Cash	$20,282	$ 20,868
Prepaid Expenses	$ 817	1,804
Total Current Assets	$ 21,099	$ 22,672
Other Assets		
Deposit	$ 1,316	$ 70
Total Assets	$22,415	$ 22,742
LIABILITIES & PARTNERS' EQUITY:		
CURRENT LIABILITIES		
Accrued Expense	$ 9,424	$ 9,050
Total Current Liabilities	9,424	9,050
PARTNERS' EQUITY	$ 12,990	$ 13,692
	$ 22,415	$ 13,692

The accompanying notes are an integral part of these statements.

Perigee Securities, LP

STATEMENTS OF INCOME

Years ended December 31,

	2013	2012
Revenues		
Referral Fees	$ 5,258	$ 5,199
Variable insurance commission	0	0
Other	0	0
	$ 5,258	$ 5,199
Expenses		
Overhead allocation	$ 4,429	$ 5,733
Annual Report		500
Audit Expense	11,000	11,000
Filing Fees	1,020	605
Outside Services	1,665	718
Renewal Fees	424	1,630
Finra CE Tracked Fee	100	
Consulting		
Professional fees	400	400
Registered Agent Fee		
Insurance	571	529
Taxes and licenses		
Regulation Fee	1,350	300
Employee Termination Fee		40
Education and Training		280
	$ 20,960	$ 21,735
NET INCOME	<$ 15,702>	<$ 16,536>

The accompanying notes are an integral part of these statements.

Perigee Securities, LP

STATEMENTS OF CHANGES IN PARTNERS' EQUITY

Years ended December 31,

	General Partner	Limited Partners	Total
Partner's Equity at January 1, 2012	$ 727	$ 19,501	$ 20,228
Net Income	(83)	(16,452)	(16,535)
Contributions by Partners	0	10,000	10,000
Partner's Equity at December 31, 2012	$ 644	$ 13,051	$ 13,694
Net income	(78)	($ 15,624)	(15,702)
Contributions by partners	0	15,000	15,000
Partners' equity at December 31, 2013	$ 564	$ 12,427	$ 12,990

The accompanying notes are an integral part of these statements.

Perigee Securities, LP

STATEMENTS OF CASH FLOW

Years of December 31,

	2013	2012
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net Income	($ 15,702)	($16,535)
Adjustments to reconcile net income to net cash Provided by operating activities:		
(Increase) decrease in prepaid expenses	571	(1,432)
(Increase) decrease other current assets	416	
(Increase) decrease in deposits	(1,246)	3,790
Increase (decrease) in accrued expense	374	5,050
NET CASH PROVIDED BY OPERATING ACTIVITIES	($ 15,587)	($9,125)
CASH FLOWS FROM FINANCING ACTIVIITES:		
Contribution by partners	15,000	10,000
Distributions to partners	0	0
NET INCREASE (DECREASE) IN CASH	(586)	875
Cash at beginning of year	20,868	19,993
Cash at end of year	$ 20,282	$ 20,868

The accompanying notes are an integral part of these statements.

Perigee Securities, LP

NOTES TO FINANCIAL STATEMENTS

December 31, 2013 and 2012

NOTE A - SUMMARY OF' SIGNIFICANT ACCOUNTING POLICIES

A summary of the significant accounting policies consistently applied in the preparation of the accompanying financial statements follows:

1. Organization

Perigee Securities, LP (the 'Partnership") was formed as a limited partnership under the laws of the State of Delaware on June 28, 2002. The Partnership will continue until dissolved and liquidated in accordance with the Partnership Agreement. There was one limited partner at December 31, 2012 and one limited partner at December 31, 2013. Perigee Group, LLC is the General Partner, and has full and complete power and authority to take all actions, and execute any and all agreements, contracts, documents, certifications, and instruments, for and on behalf of the Partnership and in its name. The Partnership is registered with the Securities and Exchange Commission ("SEC") and Financial Industry Regulatory Authority ("FINRA") and is subject to regulation under the Securities Exchange Act of 1934. The Partnership is an introducing broker-dealer.

The Partnership executes all of its customers' transactions on a fully-disclosed basis through clearing broker-dealers who carry the accounts and securities of the Partnership's customers.

2. Income Taxes

All tax effects of the Partnership's income or loss are passed through to the partners individually; thus, this statement includes no income tax expense or benefit for the Partnership.

3. Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

4. Cash and Cash Equivalents

The Partnership considers all highly liquid investments with an original maturity of three months or less to be cash equivalents for purposes of the statement of cash flows. The Partnership maintains its cash accounts at commercial banks. Total cash balances are insured by the Federal Deposit Insurance Corporation (FDIC) up to $250,000 per bank. At December 31, 2013, amounts on deposit at commercial banks were fully insured by the FDIC.

5. Referral Fee Receivable

The referral fee receivable represents commissions earned which were not received at year-end. The Partnership uses the allowance method of accounting for doubtful accounts. The allowance is based upon a review of the current status of existing receivables and management's estimate as to their collectability. No allowance for doubtful accounts was recorded during 2013 or 2012 as management believes all accounts are collectible.

NOTE B - RELATED PARTY TRANSACTIONS

The Partnership has a management services agreement with Perigee Capital, LP under which management and back office support services are provided and charged as an overhead allocation service fee. Costs are allocated based on the percentage of time devoted to the Partnership. Perigee Capital, LP is a related party due to common ownership. The total cost allocated to the Partnership from Perigee Capital, LP for 2013 and 2012 was $4,429 and $5,733 respectively.

NOTE C - ALLOCATION OF PROFITS AND LOSSES

Profits for each fiscal year will be allocated among the partners in proportion to their percentage interests. Losses for each fiscal year will be allocated among the partners in accordance with their percentage interest, until each limited partners' capital account has been reduced to zero, and thereafter, to the General Partner. If the allocation of losses to the General Partner results in a negative capital balance, future profits are allocated to the General Partner to restore the basis to zero, then to all partners in proportion to their percentage interests.

NOTE D - LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

A statement of changes in liabilities subordinated to the claims of general creditors as required under Rule 17a-5 of the SEC is not presented since no such liabilities existed at December 31, 2013 or 2012 or at any time during the years then ended.

NOTE E - NET CAPITAL REQUIREMENTS

The Partnership is subject to Securities and Exchange Commission Uniform Net Capital Rule 15c3-1, which requires that net capital must be the greater of $5,000 or 6.67% of aggregate indebtedness, both terms as defined by the Rule. At December 31, 2013 and 2012, the Partnership had net capital of $12,173 and $11,890, which exceeded the capital requirement by $7,173 and $6,890, respectively. The Partnership's ratio of aggregate indebtedness to net capital was .77 to 1 at December 31, 2013.

NOTE F - EXEMPTION UNDER SECTION (k)(2)(i)

The Partnership operates pursuant to the (k)(2)(i) exemptive provisions of SEC rule 15c3-3. The Partnership is an introducing broker-dealer who clears all transactions with and for customers on a fully-disclosed basis with clearing broker dealers, and who promptly transmits all customer funds and securities to the clearing broker-dealers which carry all of the accounts of such customers and maintain and preserve such books and records pertaining thereto pursuant to the requirements of Rules 17a-3 and 17a-4, as are customarily made and kept by clearing broker-dealers.

SUPPLEMENTARY INFORMATION

PURSUANT TO RULE 17a-5 OF THE

SECURITIES EXCHANGE ACT OF 1934

As of December 31, 2013

Perigee Securities, LP

COMPUTATIONS OF NET CAPITAL UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2013

NET CAPITAL

Partners' equity		$ 12,990
Deductions for non-allowable assets		
Prepaid expenses		817
NET CAPITAL		$ 12,173

AGGREGATE INDEBTEDNESS

Items included in balance sheet		
Accrued expense	$ 9,424	
Total aggregate indebtedness	$ 9,424	
Ratio: Aggregate indebtedness to net capital		.77 to 1
Minimum net capital requirement		$ 5,000

A reconciliation with the Partnership's computation (included in Part II of Form X-17A-5 as of December 31, 2013) is not present as there are no material differences.

INDEPENDENT AUDITORS' REPORT ON

INTERNAL CONTROL REQUIRED

BY SEC RULE 17a-5

WILKINSON & BIDINGER, P.C.
1075 Kingwood Drive, #205, Kingwood, Texas 77339
Ph: 281-359-0050 * Fax: 281-359-0033

Independent Auditors' Report on
Internal Control Required
by SEC. Rule 17a-5

To the Members of
Perigee Securities, LP

In planning and performing our audit of the financial statements and supplementary information of Perigee Securities, LP (the Company), as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control, Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(l) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 123-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation I of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or

disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control amid the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's Financial Statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Members, management, the SEC, the Financial Industry Regulatory Authority (FINRA), and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Kingwood, Texas
February 24, 2013

WILKINSON & BIDINGER, P.C.
1075 Kingwood Drive, #205, Kingwood, Texas 77339
Ph: 281-359-0050 * Fax: 281-359-0033

February 24, 2014

To the Members
Perigee Securities, LP

We have audited the financial statements of Perigee Securities, LP for the year ended December 31, 2013 and have issued our report thereon dated February 24, 2014.

Professional standards require that we provide you with the following information related to our audit.

Our Responsibility under U.S. Generally Accepted Auditing Standards

As stated in our engagement letter dated November 25, 2013, our responsibility, as described by professional standards, is to express an opinion about whether the financial statements prepared by management with your oversight are fairly presented, in all material respects, in conformity with U.S. generally accepted accounting principles. Our audit of the financial statements does not relieve you or management of your responsibilities.

Planned Scope and Timing of the Audit

We performed the audit according to the planned scope and timing previously communicated to you in our meeting about planning matters on January 14, 2014.

Significant Audit Findings

Qualitative Aspects of Accounting Practices

Management is responsible for the selection and use of appropriate accounting policies. In accordance with the terms of our engagement letter, we will advise management about the appropriateness of accounting policies and their application. The significant accounting policies used by Perigee Securities, LP are described in Note A to the financial statements. No new accounting policies were adopted and the application of existing policies was not changed during 2013. We noted no transactions entered into by the Company during the year for which there is a lack of authoritative guidance or consensus. There are no significant transactions that have been recognized in the financial statements in a different period than when the transaction occurred.

Accounting estimates are an integral part of the financial statements prepared by management and are based on management's knowledge and experience about past and current events and assumptions about future events. Certain accounting estimates are particularly sensitive because of their significance to the financial statements and because of the possibility that future events affecting them may differ significantly from those expected. The most sensitive estimates affecting the financial statements were:

Management's estimate of the allowance for doubtful accounts is based upon a review of the current status of existing receivables and management's estimate as to their collectability. No allowance for doubtful accounts was recorded during 2013 or 2012 as management believes all accounts are collectible.

The disclosures in the financial statements are neutral, consistent, and clear. Certain financial statement disclosures are particularly sensitive because of their significance to financial statement users. The most sensitive disclosures affecting the financial statements were:

The disclosure, of minimum net capital requirements in Note B, as well as the supplementary schedule of the computation of net capital under rule 15c3-1 of the Securities and Exchange Commission, is required by rule 17a-5 under the Securities Exchange Act of 1934. The calculation is based on determination of non-allowable assets.

Difficulties Encountered in Performing the Audit

We encountered no significant difficulties in dealing with management in performing and completing our audit.

Corrected and Uncorrected Misstatements

Professional standards require us to accumulate all known and likely misstatements identified during the audit, other than those that are trivial, and communicate them to the appropriate level of management. The attached schedule summarizes uncorrected misstatements of the financial statements. Management has determined that their effects are immaterial, both individually and in the aggregate, to the financial statements taken as a whole.

Disagreements with Management

For purposes of this letter, professional standards define a disagreement with management as a financial accounting, reporting, or auditing matter, whether or not resolved to our satisfaction, that could be significant to the financial statements or the auditor's report. We are pleased to report that no such disagreements arose during the course of our audit.

Management Representations

We have requested certain representations from management that are included in the management representation letter dated February 21, 2014.

Management Consultations with Other Independent Accountants

In some cases, management may decide to consult with other accountants about auditing and accounting matters, similar to obtaining a "second opinion" on certain situations. If a consultation involves application of an accounting principle to the Company's financial statements or a determination of the type of auditor's opinion that may be expressed on those statements, our professional standards require the consulting accountant to check with us to determine that the consultant has all the relevant facts. To our knowledge, there were no such consultations with other accountants.

Other Audit Findings or Issues

We generally discuss a variety of matters, including the application of accounting principles and auditing standards, with management each year prior to retention as the Company's auditors. However, these discussions occurred in the normal course of our professional relationship and our responses were not a condition to our retention.

This information is intended solely for the use of the Board of Directors and management of Perigee Securities, LP and is not intended to be and should not be used by anyone other than these specified parties.

Wilkinson & Bidinger, P.C.

Wilkinson & Bidinger, P.C.
Kingwood, Texas